July 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracey Houser
Brian Cascio
Tom Kluck
Suzanne Hayes

Re:	Tenaya Therapeutics, Inc.
Registration Statement on Form S-1
(File No. 333-257820)

Acceleration Request

Requested Date:	Thursday, July 29, 2021
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tenaya Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-257820) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Sincerely,

TENAYA THERAPEUTICS, INC.

/s/ Faraz Ali
Faraz Ali, M.B.A.
Chief Executive Officer

cc:	Faraz Ali, M.B.A., Tenaya Therapeutics, Inc.
Leone D. Patterson, M.B.A., Tenaya Therapeutics, Inc.

Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP
Stephen Salmon, Davis Polk & Wardwell LLP